

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2012

<u>Via E-mail</u>
Herman Yu
Chief Financial Officer
SINA Corporation
37F, Jin Mao Tower
88 Century Boulevard, Pudong
Shanghai, 200121 China

> **Re: SINA Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed May 31, 2011**
> **File No. 000-30698**

Dear Mr. Yu:

We have reviewed your letter dated February 22, 2012 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 25, 2012.

Form 20-F for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Consolidation, page F-7

1.   We note your response to our prior comment 2 where you state that the Share Transfer Agreements and Loan Repayment Agreements were entered into in anticipation of possible changes in applicable PRC laws. Please further explain these possible changes in applicable PRC laws and when they are expected to be implemented. In addition, considering that you believe a discussion of these agreements will enable investors to

better understand the overall VIE structure and as it appears these agreements are used to analyze whether consolidation of the VIE is appropriate, it would seem that these agreements may be material contracts to your operations. Please explain further why you believe it is not necessary to file these agreements as Exhibits. Also, supplementally provide us with translated copies of these agreements.

2. Your response to prior comment 2 indicates that the Trademark License Agreements are substantially covered by the Exclusive Technical Services Agreements. Tell us what you mean by "substantially covered by" and specifically address the terms that are not covered by the Exclusive Technical Services Agreements. Also, tell us whether the terms of the Exclusive Sales Agency Agreements are substantially covered by any other agreements. In addition, we note that the Exclusive Sales Agency Agreements and Trademark License Agreements were entered into in anticipation of possible changes in the company's business scope and business model which have been partially implemented but are not expected to be fully implemented in the foreseeable future. Please further explain the changes that have been partially implemented and the possible scope and business model changes still to come and tell us the impact these changes had on your need for new agreements. Also, tell us where you have included a discussion of such changes in your filing. In addition, supplementally provide us with a translated copy of these agreements.

3. Notwithstanding your response to our prior comment 3, please tell us when the E-Commerce Cooperation Agreement, Equipment and Leased Line Transfer Agreement, Business Cooperation Agreement, Advertising Production and Technical Services Agreement and the Advertising Publication and Cooperation Agreement were replaced by and combined into the Exclusive Technical Services Agreements. In addition, please explain further what you mean when you state the Agreements were replaced "in order to standardize the economic benefit agreements with the VIEs."

You may contact Megan Akst at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief